Exhibit 99.1

Mereo BioPharma Regains Compliance with Nasdaq Minimum Bid Price Requirement

London, May 8, 2023 - Mereo BioPharma Group plc (NASDAQ: MREO) (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases, today announced that it received written confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under the Nasdaq Listing Rules for continued Nasdaq listing, and is now compliant with applicable listing standards for continued Nasdaq listing. To regain compliance with the applicable Nasdaq Listing Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days, which was achieved on May 5, 2023.

As previously announced, on November 2, 2022, the Company reported that it had received notification from Nasdaq on November 1, 2022, that, for the previous thirty consecutive business days, the bid price for the Company’s American Depositary Shares (the “ADSs”) had closed below the minimum $1.00 per share requirement for continued listing. On May 8, 2023, the Company received written notification from the Nasdaq Listings Qualifications Department that the ADSs had, for the last 10 consecutive business days, a closing bid price at $1.00 per share or greater, and accordingly had regained compliance with the applicable Nasdaq Listing Rule.

About Mereo BioPharma Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases. The Company has developed a robust portfolio of clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe alpha-1-antitrypsin deficiency-associated lung disease (AATD-LD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (<5 years old) in the first half of 2023. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on commercial sales in Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on commercial sales in those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD, Fast Track designation from the FDA, and positive data were reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. In addition to the rare disease programs, Mereo has two oncology product candidates in clinical development. Etigilimab (anti-TIGIT) has completed enrollment in a Phase 1b/2 basket study evaluating its safety and efficacy in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas—cervical, ovarian, and endometrial; Navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc. in a global licensing agreement that includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates. All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical development process; the Company’s reliance on third parties to conduct and provide funding for its clinical trials; the Company’s dependence on enrollment of patients in its clinical trials; and the Company’s dependence on its key executives. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 646 930 4406

Lee Roth

Investors	investors@mereobiopharma.com

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